UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CenturyLink, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

156700106

(CUSIP Number)

Choo Soo Shen Christina

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156700106	Page 2 of 9

1	Names of Reporting Persons Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 92,904,239
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 92,904,239
11	Aggregate Amount Beneficially Owned By Each Reporting Person 92,904,239
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 8.7%(1)
14	Type of Reporting Person CO

(1)	Percentage calculation based on 1,069,003,333 shares of Common Stock outstanding as of November 2, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017.

CUSIP No. 156700106	Page 3 of 9

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 156700106	Page 4 of 9

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF; WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type of Reporting Person CO

CUSIP No. 156700106	Page 5 of 9

1	Names of Reporting Persons STT Crossing Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO; AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on November 8, 2017 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Statement”) relating to the common stock, par value $1.00 per share (the “Common Stock”), of CenturyLink, Inc., a Louisiana corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 100 CenturyLink Drive, Monroe, Louisiana 71203.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 2. Identity and Background

Item 2 is hereby amended by deleting the list of directors and executive officers of Temasek Holdings (Private) Limited (“Temasek Holdings”) in Schedule A referred to in the fourth and fifth paragraphs of Item 2 and replacing it with the list in Schedule A herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On February 5, 2018, STT Crossing effected a distribution in-kind to STT Comm, and STT Comm in turn effected a distribution in-kind to STT, and STT in turn effected a distribution in-kind to Temasek Holdings, of 92,904,239 shares of Common Stock. The distribution in-kind to Temasek Holdings was effected by way of a transfer of 46,452,120 and 46,452,119 shares of Common Stock to Everitt Investments Pte. Ltd (“Everitt”) and Aranda Investments Pte. Ltd. (“Aranda”), respectively.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On February 5, 2018, STT Crossing effected a distribution in-kind to STT Comm, and STT Comm in turn effected a distribution in-kind to STT, and STT in turn effected a distribution in-kind to Temasek Holdings, of 92,904,239 shares of Common Stock. The distribution in-kind to Temasek Holdings was effected by way of a transfer of 46,452,120 and 46,452,119 shares of Common Stock to Everitt and Aranda, respectively. In connection with such distribution in-kind, on February 5, 2018, STT Crossing, Everitt, Aranda and the Issuer entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”), pursuant to which STT Crossing irrevocably assigned and transferred all of its rights and interests under the Shareholder Rights Agreement to Everitt and Aranda, and Everitt and Aranda assumed all of STT Crossing’s obligations under, and agreed to be bound by the provisions of, the Shareholder Rights Agreement, as amended by the Assignment and Assumption Agreement, in each case from and after the date of the transfer of the Common Stock to Everitt and Aranda.

The description of the Assignment and Assumption Agreement herein does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) As of February 5, 2018, 46,452,120 shares of the Common Stock, or approximately 4.3% of the outstanding Common Stock, were owned by Everitt. Everitt is wholly owned by Bartley Investments Pte. Ltd. (“Bartley”), which in turn is wholly owned by Tembusu Capital Pte. Ltd. (“Tembusu Capital”). Therefore, as of February 5, 2018, each of Bartley and Tembusu Capital may be deemed to beneficially own the 46,452,120 shares of Common Stock owned by Everitt.

As of February 5, 2018, 46,452,119 shares of the Common Stock, or approximately 4.3% of the outstanding Common Stock, were owned by Aranda. Aranda is wholly owned by Seletar Investments Pte Ltd (“Seletar”), which in turn is wholly owned by Temasek Capital (Private) Limited (“Temasek Capital”). Therefore, as of February 5, 2018, each of Seletar and Temasek Capital may be deemed to beneficially own the 46,452,119 shares of Common Stock owned by Aranda.

Tembusu Capital and Temasek Capital are each wholly owned by Temasek Holdings. Therefore, as of February 5, 2018, Temasek Holdings may be deemed to beneficially own the 92,904,239 shares of Common Stock beneficially owned in aggregate by Tembusu Capital and Temasek Capital.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons and their directors and executive officers listed in Schedule A hereto were calculated based on 1,069,003,333 shares of Common Stock outstanding as of November 2, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2017.

(c) Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer since the last filing on Schedule 13D by the Reporting Persons. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the last sixty days.

(d) Not applicable.

(e) STT, STT Comm and STT Crossing ceased to be the beneficial owners of more than 5.0% of the Issuer’s outstanding shares of Common Stock on February 5, 2018.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The information set forth in the second and third paragraphs of Item 4 of this Amendment No. 1 is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated November 8, 2017, among Temasek Holdings, STT, STT Comm and STT Crossing (Incorporated by reference to Exhibit 99.1 to the Original Schedule 13D, filed by the Reporting Persons on November 8, 2017).

99.2	Shareholder Rights Agreement, dated as of October 31, 2016, between the Issuer and STT Crossing (Incorporated by reference to Exhibit 10.2 of the Form 8-K for the period ended October 31, 2016 filed by the Issuer on November 3, 2016).

99.3	Assignment and Assumption Agreement, dated as of February 5, 2018, between STT Crossing, Everitt, Aranda and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 7, 2018

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo Soo Shen
Name: Christina Choo Soo Shen
Title: Authorized Signatory

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT CROSSING LTD

By:	/s/ Johnny Ong Seng Huat
Name: Johnny Ong Seng Huat
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of Temasek Holdings (Private) Limited:

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lim Boon Heng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chairman and Director, Temasek Holdings (Private) Limited)	Chairman, Temasek Holdings (Private) Limited	Singaporean

Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519 (Deputy Chairman and Director, Temasek Holdings (Private) Limited)	Chairman and Managing Director, Wing Tai Holdings Limited	Singaporean

Kua Hong Pak 205 Braddell Road East Wing Level 2 Singapore 579701 (Director, Temasek Holdings (Private) Limited)	Senior Advisor, ComfortDelGro Corporation Limited	Singaporean

Goh Yew Lin 50 Raffles Place #33-00 Singapore Land Tower Singapore 048623 (Director, Temasek Holdings (Private) Limited)	Managing Director, G.K. Goh Holdings Limited	Singaporean

Teo Ming Kian 250 North Bridge Road #05-01 Raffles City Tower Singapore 179101 (Director, Temasek Holdings (Private) Limited)	Chairman, Vertex Venture Holdings Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Marcus Wallenberg SE-106 40 Stockholm, Sweden (Director, Temasek Holdings (Private) Limited)	Chairman, Skandinaviska Enskilda Banken, Saab AB and FAM AB	Swedish

Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616 (Director, Temasek Holdings (Private) Limited)	Executive Chairman, Wah Hin and Company Private Limited	Singaporean

Robert Bruce Zoellick c/o 1875 I Street NW 5th Floor Washington, DC 20006 United States of America (Director, Temasek Holdings (Private) Limited)	Chairman, AllianceBernstein	American

Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singaporean

Ng Chee Siong Robert 11th - 12th Floors Tsim Sha Tsui Centre Salisbury Road Tsim Sha Tsui, Kowloon, Hong Kong (Director, Temasek Holdings (Private) Limited)	Chairman, Sino Land Company Ltd.	Singaporean / Hong Kong Permanent Resident

Peter Robert Voser Affolternstrasse 44 8050 Zurich Switzerland (Director, Temasek Holdings (Private) Limited)	Chairman, ABB Ltd	Swiss

Name, Business Address and Position	Present Principal Occupation	Citizenship

Lee Ching Yen Stephen No.160 Robinson Road #13-06 SBF Center Singapore 068914 (Director, Temasek Holdings (Private) Limited)	Managing Director Great Malaysia Textile Investments Pte Ltd	Singaporean

Lee Theng Kiat 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Director, Temasek Holdings (Private) Limited)	Deputy Chairman & CEO, Temasek International Pte. Ltd.	Singaporean

Ho Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Executive Director & CEO, Temasek Holdings (Private) Limited)	Executive Director & CEO, Temasek Holdings (Private) Limited	Singaporean

Dilhan Pillay Sandrasegara

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Deputy CEO,

Joint Head, Enterprise Development Group,

Joint Head, Investment Group,

Joint Head, Singapore,

Head, Americas,

Temasek International Pte. Ltd.)

	Deputy CEO, Joint Head, Enterprise Development Group, Joint Head, Investment Group, Joint Head, Singapore, Head, Americas, Temasek International Pte. Ltd.	Singaporean

Chia Song Hwee

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(President & Chief Operating Officer,

Joint Head, Investment Group,

Joint Head, Portfolio Management Group,

Joint Head, Singapore,

Temasek International Pte. Ltd.)

	President & Chief Operating Officer, Joint Head, Investment Group, Joint Head, Portfolio Management Group, Joint Head, Singapore, Temasek International Pte. Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Jonathon Revill Christopher Allaway 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Technology Officer, Temasek International Pte. Ltd.)	Chief Technology Officer, Temasek International Pte. Ltd	Australian

Syed Fidah Bin Ismail Alsagoff 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Life Sciences, Temasek International Pte. Ltd.)	Head, Life Sciences, Temasek International Pte. Ltd.	Singaporean

Michael John Buchanan

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Strategy,

Senior Managing Director,

Portfolio Strategy & Risk Group,

Head, Australia & New Zealand,

Temasek International Pte. Ltd.)

	Head, Strategy, Senior Managing Director, Portfolio Strategy & Risk Group, Head, Australia & New Zealand, Temasek International Pte. Ltd.	Australian

Chan Wai Ching 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.)	Joint Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Singaporean

Gregory Lynn Curl 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (President, Temasek International Pte. Ltd.)	President, Temasek International Pte. Ltd.	American

Name, Business Address and Position	Present Principal Occupation	Citizenship

Luigi Feola 23 King Street London SW1Y6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited	Italian

Nagi Adel Hamiyeh

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Joint Head, Enterprise Development Group,

Joint Head, Consumer,

Joint Head, Industrials,

Head, Real Estate,

Head, Africa & Middle East,

Temasek International Pte. Ltd.)

	Joint Head, Enterprise Development Group, Joint Head, Consumer, Joint Head, Industrials, Head, Real Estate, Head, Africa & Middle East, Temasek International Pte. Ltd.	Singaporean

Hu Yee Cheng Robin 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.)	Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.	Singaporean

Uwe Krueger 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Business Services, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.)	Head, Business Services, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.	German

Ravi Lambah 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.)	Head, Telecom, Media & Technology, Joint Head, India, Temasek International Pte. Ltd.	Maltese

Name, Business Address and Position	Present Principal Occupation	Citizenship

Leong Wai Leng 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited)	Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited	Singaporean

John William Marren 101 California St., Suite 3700 San Francisco, CA 94111 United States of America (Senior Managing Director, North America, Temasek International (USA) LLC)	Senior Managing Director, North America, Temasek International (USA) LLC	American

Pek Siok Lan 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (General Counsel, Temasek International Pte. Ltd.)	General Counsel, Temasek International Pte. Ltd.	Singaporean

Png Chin Yee 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.)	Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.	Singaporean

Rohit Sipahimalani 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship

Tan Chong Lee

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(President,

Joint Head, Portfolio Management Group,

Head, Europe,

Head, South East Asia,

Temasek International Pte. Ltd.)

	President, Joint Head, Portfolio Management Group, Head, Europe, Head, South East Asia, Temasek International Pte. Ltd.	Singaporean

Teo Juet Sim Juliet

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Transportation & Logistics,

Senior Managing Director,

Portfolio Management,

Temasek International Pte. Ltd.)

	Head, Transportation & Logistics, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.	Singaporean

Alan Raymond Thompson

60B Orchard Road #06-18 Tower 2

The Atrium@Orchard

Singapore 238891

(Head, Private Equity & Fund Investments,

Senior Managing Director, Enterprise

Development Group,

Temasek International Pte. Ltd.)

	Head, Private Equity Fund Investments, Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	Singaporean

Benoit Louis Marie Francois Valentin 23 King Street London SW1Y 6QY United Kingdom (Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited)	Senior Managing Director, Europe, Joint Head, Industrials, Temasek International (Europe) Limited	French

John Joseph Vaske 375 Park Avenue, 14th Floor New York, New York 10152 United States of America (Joint Head, North America, Temasek International (USA) LLC)	Joint Head, North America, Temasek International (USA) LLC	American

Name, Business Address and Position	Present Principal Occupation	Citizenship

Wu Yibing 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 (Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.)	Joint Head, Portfolio Strategy & Risk Group, Joint Head, China, Temasek International Pte. Ltd.	American

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated November 8, 2017, among Temasek Holdings, STT, STT Comm and STT Crossing (Incorporated by reference to Exhibit 99.1 to the Original Schedule 13D, filed by the Reporting Persons on November 8, 2017).

99.2	Shareholder Rights Agreement, dated as of October 31, 2016, between the Issuer and STT Crossing (Incorporated by reference to Exhibit 10.2 of the Form 8-K for the period ended October 31, 2016 filed by the Issuer on November 3, 2016).

99.3	Assignment and Assumption Agreement, dated as of February 5, 2018, between STT Crossing, Everitt, Aranda and the Issuer.